F O R   I M M E D I A T E    R E L E A S E



                                      April 30, 1996
                                      For more information contact:
                                      Erin Ibele - (419) 247-2800
                                      Ed Lange   - (419) 247-2800

              HEALTH CARE REIT, INC. ANNOUNCES
              FILING OF PROSPECTUS SUPPLEMENT

Toledo, Ohio, April 30, 1996....Health Care REIT, Inc. (NYSE/HCN)
announced that it has filed a prospectus supplement for an offering of 2,000,000 shares of Common Stock with the Securities and Exchange Commission. All of the shares are being offered by the Company. The Company has also granted to the underwriters of the offering an option to purchase up to an additional 300,000 shares solely to cover over-allotments.

Alex. Brown & Sons Incorporated is the Manager of the underwriting group, and Smith Barney Inc. and Everen Securities, Inc. are Co-Managers. It is anticipated that the shares will be offered to the public in May 1996. Proceeds will be used to invest in additional health care properties.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The Company also invests in specialty care hospitals and primary care facilities. The Company has investments in 118 health care facilities in 28 states and has total assets of approximately $397 million. The Company's headquarters are located at One SeaGate, Suite 1500, Toledo, Ohio 43604.